

Norfolk Southern Corporation
Three Commercial Place
Norfolk, Virginia 23510-2191

December 14, 2015

Mr. E. Hunter Harrison   Mr. Andrew F. Reardon
Chief Executive Officer   Chairman of the Board
Canadian Pacific Railway   Canadian Pacific Railway
7550 Ogden Dale Road S.E.
Calgary, AB T2C 4X9
Canada

Dear Mr. Reardon and Mr. Harrison:

     Our board of directors has reviewed your revised, reduced proposal dated and received December 7. The consideration in that proposal has less overall value and cash than your prior proposal, which the board had determined to be grossly inadequate. Moreover, nothing in the revised, reduced proposal addresses the concerns of the Norfolk Southern board arising out of our extensive review of your prior proposal. These concerns were previously detailed in our December 4 letter to you and the related press release, including with respect to the substantial regulatory risks created by your proposal.

     With respect to the unprecedented voting trust structure included in your revised proposal, contrary to your assertions that this is an improvement to your proposal, it was previously raised by you and was fully reviewed by the board. Based on the advice of regulatory experts, including former STB commissioners, we believe it is highly unlikely that any voting trust structure would be approved in connection with the proposed transaction, and that the STB would view the unprecedented structure proposed by you to result in premature control being exercised over Norfolk Southern.

     Therefore, and after evaluating your December 7 proposal with the assistance of our financial, legal and regulatory advisors, it is the board's unanimous view that your proposal continues to be grossly inadequate, creates substantial regulatory risks and uncertainties that are highly unlikely to be overcome, and is not in the best interest of the Company and its shareholders.

     Accordingly, the board unanimously rejects your revised, reduced proposal.

Sincerely,

Jim Squires   Steven Leer
Chairman, President and   Lead Independent Director
Chief Executive Officer